Exhibit 99.2

MAG SILVER CORP. Management’s Discussion & Analysis For the three and nine months ended September 30, 2012
Dated: November 13, 2012

A copy of this report will be provided to any shareholder who requests it.

VANCOUVER OFFICE Suite 770 800 W. Pender Street Vancouver, BC V6C 2V6	604 630 1399 phone 866 630 1399 toll free 604 681-0894 fax	TSX: MAG NYSE MKT: MVG www.magsilver.com info@magsilver.com

MAG SILVER CORP.

Management’s Discussion & Analysis
For the three and nine months ended September 30, 2012

OVERVIEW

MAG Silver Corp. (“MAG” or the “Company”) is a mineral exploration and predevelopment company focused on the acquisition, exploration and development of district scale projects located within the Mexican silver belt.  The Company is based in Vancouver, British Columbia, Canada, and its common shares trade on the Toronto Stock Exchange under the symbol MAG and on the NYSE MKT (formerly NYSE Amex) under the symbol MVG.  The Company is a “reporting issuer” in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland and Labrador and is a reporting “foreign issuer” in the United States of America.

The following Management’s Discussion and Analysis (“MD&A”) of MAG focuses on the financial condition and results of operations of the Company for the three and nine months ended September 30, 2012 and 2011.  It is prepared as of November 13, 2012 and should be read in conjunction with the unaudited condensed interim consolidated financial statements of the Company for the three and nine months ended September 30, 2012 and the audited consolidated financial statements of the Company for the year ended December 31, 2011, together with the notes thereto.

All dollar amounts referred to in this MD&A are expressed in United States dollars (“US$”) except where indicated otherwise.  Effective January 1, 2012, the Company changed its presentation currency from the Canadian dollar (“C$”) to the US$ on a retrospective basis (see ‘Changes in Accounting Policies’ below).  The change in presentation currency is to better reflect the Company’s business activities and to improve investors’ ability to compare the Company’s financial results with other publicly traded businesses in the mining industry.

The Company believes it is a Passive Foreign Investment Company (“PFIC”), as that term is defined in Section 1297 of the U.S. Internal Revenue Code of 1986, as amended, and believes it will be a PFIC for the foreseeable future.  Consequently, this classification may result in adverse tax consequences for U.S. holders of the Company’s common shares. For an explanation of these effects on taxation, U.S. shareholders and prospective U.S. holders of the Company’s common shares are encouraged to consult their own tax advisers.

Except for historical information contained in this MD&A, the disclosures contained herein are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or are future oriented financial information and as such are based on an assumed set of economic conditions and courses of action.  These may include estimates of future production levels, expectations regarding mine production and development programs and capital costs, expected trends in mineral prices and statements that describe future plans, objectives or goals.  There is significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as discussed under “Risks and Uncertainties” in this MD&A and other risk factors and forward-looking statements listed in the Company’s most recently filed Annual Information Form (“AIF”).  More information about the Company including its AIF and recent financial reports are available on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov.

Unless otherwise specifically noted herein, all scientific or technical information in this MD&A, including reserve estimates was based upon information prepared by or under the supervision of Dr. Peter Megaw, Ph.D., C.P.G., a certified professional geologist who is a “Qualified Person” for purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“National Instrument 43-101” or “NI 43-101”) and/or are prepared by or under the supervision of Dan MacInnis P. Geo., a certified professional geologist who is a “Qualified Person” for purposes of NI 43-101.

Cautionary Note to Investors Concerning Estimates of Indicated and Inferred Mineral Resources

This MD&A uses the terms "Inferred Resources" and “Indicated Resources.”  MAG advises investors that although these terms are recognized and required by Canadian regulations (under NI 43-101), the U.S. Securities and Exchange Commission (“SEC”) does not recognize these terms. Investors are cautioned that "inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.  Investors are further cautioned not to assume that any part or all of an indicated mineral resource will be converted into reserves.

MAG SILVER CORP.

Management’s Discussion & Analysis
For the three and nine months ended September 30, 2012

FINANCIAL PERFORMANCE

As at September 30, 2012, the Company had working capital of $43,685,026 (compared to $29,785,446 at September 30, 2011), including cash on hand of $44,081,885 (compared to $28,977,983 at September 30, 2011). The Company’s reserves of cash originate from financings. The increase in cash over the prior period is a result of a private placement financing that closed on September 5, 2012 for net proceeds of $31,325,931 (see “Liquidity and Capital Resources” below).

Three Months Ended September 30, 2012

The Company’s net loss for the three months ended September 30, 2012 amounted to $3,609,463 (2011: $3,049,184).  The increased loss compared to the prior period is a direct result of costs incurred in the current quarter dealing and negotiating with a dissident group of MAG shareholders, Mining Investors for Shareholder Value ("MISV").  MISV, which collectively held approximately 9.76% of MAG's outstanding shares, and the Company ultimately reached an agreement on September 4, 2012 whereby MAG agreed to nominate Richard Clark and Peter Barnes for election at the annual and special meeting (“Annual Meeting”) of shareholders held on October 5, 2012. Under the terms of the agreement with MISV, MAG presented a slate of nine directors to shareholders at the Annual Meeting, comprised of Mr. Clark and Mr. Barnes along with seven existing members of MAG's board.  Subsequent to the quarter end, the shareholders overwhelmingly elected all nine directors standing for election.

For the three months ended September 30, 2012, legal fees of $727,857 (2011: $145,894), general office expenses of $641,936 (2011:$264,137) which include all Annual Meeting related fees, and shareholder relations expenses of $155,340 (2011: $54,308), all increased due to the MISV dealings and negotiations.  In addition to legal advice on the matter, specific costs included additional proxy solicitation fees, an independent compensation report (prepared to dispel MISV claims of excessive overheads), and the reimbursement to MISV of all fees incurred by them, as agreed to in the MAG/MISV settlement agreement.

During the three months ended September 30, 2012, the Company granted 760,000 stock options (2011: 750,000) and recorded $1,556,295 (2011: $1,739,440) of share based payment expense relating to stock options vesting to employees and consultants in the period.  The fair value of all share-based payment compensation is estimated using the Black-Scholes-Merton option valuation model.

In the three months ended September 30, 2012, accounting and audit fees decreased to $94,485 (2011: $181,500) as in the prior period the Company incurred additional professional fees related to the internal restructuring of its Mexican property holdings. Other expenses in the three months ended September 30, 2012 including amortization of $11,003 (2011: $13,995), filing and transfer agent fees of $5,326 (2011: $28,048), management and consulting fees of $438,294 (2011: $548,965), and travel expense of $68,255 (2011: $49,253) were all either comparable to prior year’s expenses or not significant to the overall operations of the quarter.  There was a foreign exchange gain for the three months ended September 30, 2012 of $60,807 (2011: loss of $121,806), impacted by fluctuations in the Mexican Peso relative to the United States dollar (“US$”).

During the three months ended September 30, 2012, interest income earned of $28,521 (2011: $98,672) was less than in the prior period due to lower average cash balances on hand through the period.

In the three months ended September 30, 2012, the Company recorded an unrealized gain of $72,545 (2011: loss of $218,953) in Other Comprehensive Income (“OCI”) on marketable securities held and designated as available-for-sale instruments. A currency translation gain of $763,891 (2011: loss of $2,705,039) was also recorded in OCI, resulting from the translation from C$ to US$ of the Company’s parent entity, which has a C$ functional currency. The C$ as measured against the US$ was 1.0171 at September 30, 2012, compared to 0.9822 US$/C$ at June 30, 2012.

MAG SILVER CORP.

Management’s Discussion & Analysis
For the three and nine months ended September 30, 2012

Nine Months Ended September 30, 2012

The Company’s net loss for the nine months ended September 30, 2012 amounted to $6,167,196 (2011: $4,463,335).  The current period’s net loss increased due to additional costs incurred leading up to the settlement agreement with the dissident MISV shareholder group (see above).  Specifically, legal fees increased to $1,156,039 (2011: $1,032,500), and general office expenses increased to $998,581 (2011: $591,393).  The prior period’s net loss was also reduced by the receipt of an arbitration award in the amount of $1,858,120 from the Company’s Juanicipio Joint Venture partner Fresnillo Plc. (“Fresnillo”).

Accounting and audit fees of $371,559 (2011: $467,005) decreased in the nine months ended September 30, 2012, as the prior period reflected additional professional fees related to the internal restructuring of its Mexican property holdings.  Travel and shareholder relations expenses of $266,887 (2011: $185,434) and $556,379 (2011: $157,114), respectively, increased as a result of increased local and foreign marketing activities to broaden investor awareness about the Company.  Other expenses incurred in the nine months ended September 30, 2012 included amortization of $32,783 (2011: $42,102), filing and transfer agent fees of $140,434 (2011: $172,506), management and consulting fees of $1,219,564 (2011: $1,386,667), and a foreign exchange gain of $11,726 (2011: loss of $53,601), were all either comparable to prior year’s expenses or not significant to the overall operations of the period.

During the nine months ended September 30, 2012, the Company granted 860,000 stock options (2011: 750,000) and recorded $2,428,600 (2011: $2,538,908) of share based payment expense relating to stock options vesting to employees and consultants in the period.  The fair value of all share-based payment compensation is estimated using the Black-Scholes-Merton option valuation model.

There were no property impairments or write-offs in the nine months ended September 30, 2012 (2011: Nil).

Interest income earned for the nine months ended September 30, 2012 decreased to $151,852 (2011: $311,604), reflecting lower cash balances on hand during the current period.  Interest earned correlates directly to the amount of cash on hand during the period and the prevailing interest rates.

In the nine months ended September 30, 2012, the Company also recorded a deferred income tax recovery of $840,052 (2011: Nil).  The recovery represents a reversal of a deferred tax liability of $840,052 that was set up at December 31, 2011 in relation to temporary differences between the book and tax base of its Mexican non-monetary assets.  The tax base of these non-monetary assets is determined in a different currency (Mexican Peso) than the functional currency (US$), and changes in the exchange rate can give rise to temporary differences that result in a deferred tax liability in accordance with IAS 12 Income Taxes.  With the strengthening of the Mexican Peso against the US$ from 13.98 Pesos/US$ on December 31, 2011 to 12.85 Pesos/US$ on September 30, 2012, the previously recognized deferred tax liability was entirely reversed in the current period.

During the nine months ended September 30, 2012, there was an unrealized loss of $130,978 (2011: $452,711) recorded in OCI on marketable securities held and designated as held for trading instruments.  A currency translation gain of $841,608 (2011: loss of $1,531,316) was also recorded in OCI in the nine months ended September 30, 2012, resulting from the translation from C$ to US$ of the Company’s parent entity which has a C$ functional currency.  The C$ as measured against the US$ was 1.0171 at September 30, 2012, compared to 0.9833 US$/C$ at December 31, 2011.

MAG SILVER CORP.

Management’s Discussion & Analysis
For the three and nine months ended September 30, 2012

SUMMARY OF QUARTERLY RESULTS

The following table sets forth selected quarterly financial information for each of the last eight quarters (as determined under International Financial Reporting Standards as issued by the IASB):

Quarter Ending	Revenue(1)	Net (Loss) Income(2)	Net Loss per share
September 30, 2012	$28,521	$(3,609,463)	$(0.06)
June 30, 2012	$52,151	$(1,803,362)	$(0.03)
March 31, 2012	$71,180	$(754,371)	$(0.01)
December 31, 2011	$200,791	$(3,787,408)	$(0.07)
September 30, 2011	$98,672	$(3,049,184)	$(0.05)
June 30, 2011	$105,561	$37,430 (3)	$0.00
March 31, 2011	$107,370	$(1,451,582)	$(0.03)
December 31, 2010	$127,021	$(4,725,155)	$(0.09)

Notes:
(1)
The Company’s only source of revenue during the quarters listed above was interest earned on cash balances.  The amount of interest revenue earned correlates directly to the amount of cash on hand during the period referenced and prevailing interest rates. The Company has no operating revenues.

(2)
Net losses by quarter are often materially affected by the timing and recognition of large non-cash expenses (specifically share based payments and property write-offs) as described above in “Financial Performance”.

(3)   The results for the quarter ended June 30, 2011include an arbitration award of $1,858,120 received from Fresnillo plc.

RESULTS OF OPERATIONS

During the three and nine months ended September 30, 2012, the Company’s independently incurred joint venture expenditures on the Juanicipio property amounted to $76,936 and $783,074 respectively (2011: 101,637 and $265,650 respectively), and its joint venture advances amounted to $748,000 and $2,420,000 respectively (2011: $743,600 and $1,579,600 respectively).  Exploration and evaluation on the Juanicipio property is being conducted by the project operator, Fresnillo and the Company’s share of costs is funded through its 44% interest in Minera Juanicipio S.A. de C.V. (“Minera Juanicipio”) (see Juanicipio Property below) along with the Company’s own direct oversight expenditures.  The Company’s own exploration activity was focused on its 100% owned Cinco de Mayo property, where $1,609,627 and $7,600,358 was expended in the three and nine months ended September 30, 2012, respectively (2011: $1,749,824  and $5,435,340 respectively), and 33,067 metres (2011: 23,771) were drilled in the nine months ended September 30, 2012 (see Cinco de Mayo Property below).

The following property discussions are a summary of, and an update to, disclosure and documentation filed with regulatory agencies and available for viewing under MAG’s profile on the SEDAR website at www.sedar.com and on SEC’s EDGAR website at www.sec.gov.

Juanicipio Property

The Company owns 44% of Minera Juanicipio, a Mexican incorporated joint venture company, which owns and operates the Juanicipio property located in the Fresnillo District, Zacatecas State, Mexico.  Fresnillo holds the remaining 56% interest in the joint venture and is the project operator.  The Juanicipio Property hosts, at this time, three significantly identified high grade silver (gold, lead and zinc) veins: the Valdecañas Vein, with its footwall offshoot the Desprendido Vein and the Juanicipio Vein.

Exploration of the Juanicipio Property is designed by the Minera Juanicipio Technical Committee, approved by the Minera Juanicipio Board of Directors and executed by the project operator Fresnillo.  The Company’s share of costs is funded primarily through its 44% interest in Minera Juanicipio, and to a lesser extent directly incurred by the Company to cover expenses related to parallel technical studies and analyses commissioned by the Company, as well as direct oversight of the drilling programs executed on the property.  For the three months ended September 30, 2012, the Company’s total expenditures on the Juanicipio property amounted to $824,936 (2011: $845,237), and included $748,000 (2011: $743,600) for its 44% share of cash advances, and a further $76,936 (2011: $101,637) accrued or expended directly by the Company on project oversight.  For the nine months ended September 30, 2012, the Company’s expenditures on the Juanicipio property amounted to $3,203,074 (2011: $1,845,250), and included $2,420,000 (2011: $1,579,600) for its 44% share of cash advances, and a further $783,074 (2011: $265,650) accrued or expended directly by the Company on project oversight.  Cumulatively to September 30, 2012, the Company has spent on its own account and advanced Minera Juanicipio a total of $18,135,122 (2011: $14,154,606) for its 44% of acquisition and exploration costs.

MAG SILVER CORP.

Management’s Discussion & Analysis
For the three and nine months ended September 30, 2012

Evaluation and exploration expenditures directly incurred by Minera Juanicipio for the nine months ended September 30, 2012 amounted to $3,978,626 (2011: $3,288,026) including $1,156,258 (2011: $1,234,821) in the three months ended September 30, 2012.  Minera Juanicipio has completed 19,545 metres of drilling on the property in the nine months ended September 30, 2012, representing approximately 54% of the drilling budget proposed for the year.   Drilling has been designed to convert inferred mineral resources to indicated mineral resources on the Valdecañas Vein and delineate the high grade ore shoot emerging on the Juanicipio Vein.  Additional drilling was also targeted on the Las Venadas vein and on searching for the next vein.

Currently, seven drills continue in operation on the property.

Updated Preliminary Economic Assessment (“UPEA”)

A National Instrument 43-101 ("NI 43-101") compliant Updated Preliminary Economic Assessment for the Juanicipio Project carried out by AMC Mining Consultants (Canada) Ltd. (the "AMC Study") was announced on June 14, 2012 and filed on SEDAR on July 16, 2012, (see News Release dated June 14, 2012).

The AMC Study was commissioned as one of the studies necessary to evaluate the manner in which the Juanicipio Property might be developed on a ‘stand-alone’ basis.  The AMC Study defines the Juanicipio Project as an economically robust, high-grade underground silver project exhibiting minimal financial or development risks that will produce an average of 15.1 million payable ounces of silver over the first full six years of commercial production and 10.3 million payable ounces per year over a 14.8 year total mine life.

AMC STUDY BASE CASE HIGHLIGHTS 1
•	Pre-tax Net Present Value ("NPV") at a 5% discount rate of $1.762 billion and an Internal Rate of Return ("IRR") of 54%;
•	After-tax NPV at a 5% discount rate of $1.233 billion and IRR of 43%;
•	Payback of 3 years after plant start-up;
•	Initial capital cost of $302 million over a 3.5 year (42 months) pre-development period;
•	Sustaining capital of $267 million over life of mine, to be funded out of operating cash flows;
•	A 14.8 year mine life from mining and processing 13.3 million tonnes, averaging 416 grams per tonne ("g/t") silver, 1.3 g/t gold, 1.4% lead and 2.7% zinc;
•
Life-of-Mine ("LOM") payable production of 153 million ounces silver, 430,000 ounces gold, 361 million pounds lead and 584 million pounds zinc from the production of lead, zinc and pyrite concentrates;

•
Annual payable silver production averages 10.3 million ounces at a total cash cost of (negative) ($0.03) per ounce silver, net of by-product credits (MAG's 44% annual share of payable silver ounces is 4.5 million ounces);

•
For the first full six years of commercial production, payable silver production averages 15.1 million ounces per year at a cash cost of $0.27 per ounce silver, net of by-product credits (MAG's 44% annual share is 6.6 million ounces) and;

•	The AMC Study does not take into account any potential mining, processing or infrastructure synergies from any association with the adjoining property owned by Fresnillo.

1 The AMC Base Case utilizes a discount rate of 5% and three year trailing average metal prices for silver ($23.39 per ounce), gold ($1,257 per ounce), lead ($0.95 per pound) and zinc ($0.91 per pound) to December 31, 2011.

Table 1 below illustrates the effect of silver and gold prices on key economic measures. Note that the gold price varies with the silver price at a constant ratio of approximately 53.7:1.

MAG SILVER CORP.

Management’s Discussion & Analysis
For the three and nine months ended September 30, 2012

Table 1: Silver Price Sensitivity Analysis
Discount Rate (5%)		Base Case
Au ($/oz)	$1,075	$1,257	$1,342	$1,476	$1,746	$1,881
Ag ($/oz)	$20.00	$23.39	$25.00	$27.50	$32.50	$35.00

Pre-Tax NPV ($000’s)	$1,407	$1,762	$1,930	$2,192	$2,717	$2,979
After-Tax NPV ($000’s)	$976	$1,233	$1,355	$1,544	$1,923	$2,113
Pre-Tax IRR	47%	54%	57	61%	69%	73%
After-Tax IRR	37%	43%	46	50%	57%	60%
Cash cost $/oz. Ag (net of credits)	0.36	(0.03)	(0.21	(0.49)	(1.07)	(1.36)
Cash cost $/AgEq oz. 2	6.33	6.61	6.73	6.89	7.20	7.33
Payback (Years) From Plant Start up	4	3	3	3	2	2

2  Cash costs include smelter, refining and transportation.

As indicated, project economics are robust across all modeled silver and gold price scenarios, and improve materially as the silver price exceeds the Base Case pricing. For example, at a $30.00 per ounce silver price and a 5% discount rate, the pre-tax NPV and IRR respectively increase to $2,455 million and 65% and $1,734 million and 53% on an after-tax basis. MAG's 44% pre and post tax interest under this scenario equates to $1,080 million (and 65% IRR) and $763 million (and 53% IRR) respectively.

Qualified Person: The estimate of the tonnage and grade of material to be mined and processed that form the basis for the economic assessment, and the financial analysis, disclosed in this MD&A for the Juanicipio Project are derived from the NI 43-101 compliant technical report entitled “Minera Juanicipio Property, Zacatecas State, Mexico, Technical Report for Minera Juanicipio S.A de C.V”, authored by AMC Mining Consultants (Canada) Ltd. and dated 1 July 2012, which is filed on SEDAR. Mr. Michael Petrina, P.Eng, a “Qualified Person” for the purpose of National Instrument 43-101 and MAG’s Vice President, Operations, has read and approved the contents of this MD&A as it pertains to the disclosed financial analysis.

The mineral resources used for the estimate in the NI 43-101 Technical Report for Minera Juanicipio S.A. de C.V. are derived from the NI 43-101 compliant technical report entitled “Mineral Resource Estimate, Minera Juanicipio, S.A. de C.V., Zacatecas, Mexico”, authored by Strathcona Minera Services Limited and dated November 2011 which is filed on SEDAR. Mr. Michael Petrina, P.Eng, a “Qualified Person” for the purpose of National Instrument 43-101 and MAG’s Vice President, Operations, has read and approved the contents of this MD&A as it pertains to the disclosed mineral resource estimate.

While the results of the AMC Study are promising, the AMC Study constitutes an updated preliminary economic assessment which by definition is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves.  There can therefore be no certainty that the updated preliminary economic assessment in the AMC Study will be realized.  It is also important to note that mineral resources that are not mineral reserves do not have demonstrated economic viability.

Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves.

MAG SILVER CORP.

Management’s Discussion & Analysis
For the three and nine months ended September 30, 2012

Approval of Underground Development Program

With the completion of the AMC Study, MAG and Fresnillo now have a framework on which the joint venture Technical Committee can build upon for the continued advancement of the Juanicipio Project.  On August 15, 2012, the Company announced that the board of directors of Minera Juanicipio (based on the recommendation of the Minera Juanicipio Technical Committee) had approved an 18 month mine permitting and underground development budget of $25 million ($10.0 million for 2012 with the remaining $15 million earmarked for 2013).

The budgeted program covers mine permitting, surface preparation and the commencement of the first 2,500 metres of underground decline development. The Joint Venture has begun the permitting process and anticipates receipt of all necessary permits by early 2013, with the underground decline ground breaking expected to follow shortly thereafter.

The proposed work plan is based on recommendations provided to Minera Juanicipio in the AMC Study (see UPEA above). The development program will be managed by Fresnillo, as operators of the Joint Venture.  Currently, in addition to the permitting process, various recommended studies have begun.  A hydrogeology (water management) study has been commenced.  A geotechnical study is being undertaken with the assistance of Peñoles’ (a related party of Fresnillo) Geotechnical & Construction Group, which has included a visit to the nearby Fresnillo Saucito operation in order to analyze rock quality in anticipation of stope preparation and development at Juanicipio.  As well, a division of Peñoles has been contracted to run the recommended metallurgical tests, with results expected in early 2013.

The previously approved 2012 exploration program primarily targeted on finding other veins continues as planned.

Cinco de Mayo Property

The Cinco de Mayo Project is a 25,000 hectare district-scale project owned 100% by the Company.  Cinco de Mayo is located approximately 190 kilometres northwest of the city of Chihuahua, in northern Chihuahua State, Mexico, within a regional geological belt where some of the world’s largest Carbonate Replacement Deposits (“CRD”) are located and mined.  Cinco de Mayo is the most advanced of MAG’s four CRD project areas in this belt and work over the last few years has revealed Cinco de Mayo as a major new CRD district. The Cinco de Mayo project consists of four major parts: the Jose Manto-Bridge Zone (“Upper Manto”) silver-lead-zinc body; the newly discovered Pegaso Zone that lies beneath the Upper Manto; the Pozo Seco high grade molybdenum-gold resource area; and the surrounding Cinco de Mayo exploration area.

In the three and nine months ended September 30, 2012, the Company incurred exploration and evaluation costs of $1,609,627 and $7,600,358 respectively (2011: $1,749,824 and $5,435,340, respectively) at Cinco de Mayo where drilling totaled approximately 33,067 metres (2011: 23,771) for the nine months ended September 30, 2012.

Upper Manto (Jose Manto - Bridge Zone)

The 2012 drilling program was largely focused on delineation drilling to determine the width and continuity of  new high grade silver / lead / zinc mineralization intercepts discovered in 2011 in what is called the “Bridge Zone”.  The “Bridge Zone” spans the gap between mineralization in the long-known Jose Manto and Cinco Ridge areas.

Definition drilling in the Bridge Zone proceeded on a series of sections spaced approximately 250 metres apart.    Each section was tested with a fence of holes designed to intercept the mineralization every 50 metres downdip. Most holes were drilled at -70 degrees inclination and intercepts appear to be close to true width. The best intercepts were:  Hole 430, on the 383 Section at the northwest end of the Bridge Zone, which reported 84 g/t (2.4 ounces per ton (“opt”)) silver with 1.6% lead and 11.0% zinc over 11.79 metres; including: 160 g/t (4.7 opt) silver with 3.2% lead and 12% zinc over 5.87 metres; including: 2.54 metres that grades 258 g/t (7.5 opt) silver with 7.1% lead and 25.9% zinc; and Hole 418, on the 382 Section at the southeast end of the Bridge Zone which reported 131 g/t (3.8 opt) silver with 4.6% lead and 6.8% zinc over 9.17 metres; including: 2.70 metres that grades 256 g/t (7.5 opt) silver with 6.8% lead and 8.0% zinc (see press release dated September 6, 2012).

MAG SILVER CORP.

Management’s Discussion & Analysis
For the three and nine months ended September 30, 2012

On October 3, 2012, MAG announced that Roscoe Postle Associates Inc. (“RPA”) had completed the first independent mineral resource estimate for the Upper Manto zone (see press release dated October 3, 2012).  Inferred Mineral Resources are estimated to be 12.45 million tonnes at 132 g/t (3.9 opt) silver, 0.24 g/t gold, 2.86% lead, and 6.47% zinc (9.33% lead plus zinc) (see Table 2).

An economic cut-off grade set at a net smelter return (“NSR”) of US$100 per tonne was applied as the base case for this initial resource estimate.

Table 2: Mineral Resource Estimates for the Upper Manto, Cinco de Mayo as of September 1, 2012
Resource Category (NSR $100/tonne Cut off)	Tonnage Mt	Gold g/t	Silver g/t	Lead %	Zinc %	Lead + Zinc %	Silver Ounces M	Lead M lbs	Zinc M lbs
Inferred	12.45	0.24	132	2.86	6.47	9.33	52.7	785	1,777
   Footnotes:
1.	CIM Definition Standards have been followed for classification of mineral resources.
2.	Mineral resources are reported at a NSR cut-off value of US$100/tonne.
3.
NSR values are calculated in US$ using factors of $0.60 per g/t Ag, $12.32 per g/t Au, $18.63 per % Pb and $14.83 per % Zn. These factors are based on metal prices of US$27.00/oz Ag, US$1,500/oz Au, $1.15/lb Pb and $1.20/lb Zn and estimated recoveries and smelter terms.

4.	A minimum mining width of two metres was used.
5.	Totals may not add correctly due to rounding.

No data from recent drill hole CM12-431 in the newly discovered deep Pegaso Zone (see below) was used in this estimate.

Sensitivity analysis of the new resource to higher NSR cut-offs reveals significant higher grade portions.  This is demonstrated by the $150 NSR cut-off case which gives a total of 9.4 million tonnes of 151 g/t (4.4 opt) silver, 0.26 g/t gold, 3.37% lead, and 7.35% zinc (see Table 3).

Table 3: Resource Sensitivity to Various NSR Cut –Off Values
NSR CUT-OFF ($/t)	Tonnage Mt	Gold g/t	Silver g/t	Lead %	Zinc %	Pb + Zn %	Silver Ounces M	Lead M lbs	Zinc M lbs
$50.00	14.93	0.23	117	2.55	5.77	8.32	56.1	839	1,899
$75.00	14.03	0.23	122	2.67	6.04	8.71	54.9	826	1,867
$100.00	12.45	0.24	132	2.86	6.47	9.33	52.7	785	1,777
$125.00	11.19	0.25	139	3.06	6.80	9.86	50.1	754	1,679
$150.00	9.36	0.26	151	3.37	7.35	10.72	45.3	695	1,517
Footnotes: As per Table 2 above, with exception of footnote 2 (mineral resources are reported at NSR cut-off values as indicated.)

Qualified Person – Resource: The Mineral Resources for the Cinco de Mayo Property disclosed in this press release have been estimated by Mr. David Ross, P.Geo., an employee of Roscoe Postle Associates and independent of MAG.  By virtue of his education and relevant experience Mr. Ross is a "Qualified Person" for the purpose of National Instrument 43-101.  The Mineral Resources have been classified in accordance with CIM Definition Standards for Mineral Resources and Mineral Reserves, (November 2010). Mr. Ross, P.Geo. has read and approved the contents of this MD&A as it pertains to the disclosed mineral resource estimate.

MAG SILVER CORP.

Management’s Discussion & Analysis
For the three and nine months ended September 30, 2012

Hole CM12-431: The Pegaso Zone

In mid-June, exploration hole CM12- 431 drilled deep beneath the overlap zone between the Bridge Zone and the Jose Manto, cut four significant sulphide intervals within a 300 metre wide skarn and marble zone (see press release dated July 18, 2012).  The largest and deepest interval was 61 metres of high-grade massive sulphides that lies behind (to the southwest of) the structures that host the Upper Manto mineralization.  This is an entirely new mineralization zone named the “Pegaso Zone”, which shows all of the hallmarks of being a near-source part of the CRD system that MAG has been systematically seeking at Cinco de Mayo.  The mineralization in the upper intercepts of hole CM12-431 are likely connected to the high-grade silver-lead-zinc mineralization in the 4 kilometre long Upper Manto, simultaneously undergoing delineation drilling, indicating that continuous mineralization exists from 125 to 900 metres vertical depth.

These new mineralized intercepts in hole CM12-431 start at 730 metres down hole and continue to nearly 1,000 metres depth down hole (approximately 900 metres vertical depth).  The Pegaso Zone is the thickest and deepest intercept, beginning at 927 metres down hole and continuing for 61.6 metres with an average grade of 89 g/t (2.6 opt) silver, 0.78 g/t gold, 0.13% copper with 2.1% lead and 7.3% zinc; including: 31.9 metres that grades 117 g/t (3.4 opt) silver, 1.13 g/t gold, 0.16% copper with 2.7% lead and 9.3% zinc.  The Pegaso Zone lies behind (southwest of) the structures that host the Upper Manto, and appears to be a totally new mineralization zone.  The three additional intercepts (see Table 4) ranging from 3.12 to 20.15 metres thick lie above this, between 817 and 900 metres depth. The best is the 10 metre intercept (817.22 - 827.22 metres down hole) which returned 1.38 g/t gold, 139 g/t (4.1 opt) silver, 0.11% copper, 2.62% lead and 11.8% zinc. This intercept is believed to be the down-dip extension of the Bridge Zone.  The gold and copper grades in all four intercepts are the highest and most consistent yet encountered on the project.  Significantly, broad zones of coarse marble and pervasive tungsten-bearing garnet skarn occur above, between and below the massive sulphide zones, but  no intrusions were seen in hole CM12-431 and very little of the sulphides encountered to date in the Pegaso Zone appear to be replacing skarn silicates.  These results suggest both that the near-intrusion source zone is nearby but has not yet been reached.

Table 4:  Pegaso Zone
Hole ID	From (metres)	To (metres)	Interval (metres)	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)	Pb+ Zn (%)
CM12-431	730.15	731.40	1.25	0.42	75	0.029	0.54	4.42	4.96
and	817.55	827.55	10.00	1.38	139	0.113	2.62	11.80	14.43
including	821.10	823.00	1.90	2.35	203	0.124	4.44	15.02	19.46
including	824.37	827.55	3.18	1.12	194	0.172	3.25	13.01	16.25
and	856.78	859.90	3.12	2.42	332	0.149	6.65	2.48	9.13
and	877.00	897.15	20.15	1.31	45	0.073	0.76	4.98	5.74
and	899.45	902.90	3.45	0.30	188	0.052	5.64	5.31	10.95
including+	901.23	901.63	0.40	0.45	914	0.047	30.00	5.02	35.02
and*	927.50	989.10	61.60	0.78	89	0.127	2.05	7.32	9.37
including*	938.35	970.25	31.90	1.13	117	0.155	2.72	9.31	12.03
including*	939.05	953.25	14.20	0.94	141	0.152	2.57	13.95	16.53
including	958.30	964.43	6.13	3.16	196	0.328	5.91	6.19	12.10
+ Contains Pb overlimit (>30 wt%)
* Contains Zn overlimit (>30 wt%)

MAG SILVER CORP.

Management’s Discussion & Analysis
For the three and nine months ended September 30, 2012

Summary of combined Upper Manto-Pegaso Zone results

Combining hole CM12-431 with holes CM12-392 and CM12-399, plus shallower drilling throughout the Upper Manto area (See press releases of March 22, May 17 and July 18, 2012), indicates that mineralization is continuous from 125 metres to 900 metres vertical depth, with a significant broadening in the Pegaso Zone between 800 and 900 metres depth. This broadening coincides with an increase in skarn alteration and increasing zinc, gold and copper grades – consistent with what MAG’s Carbonate Replacement Deposit (“CRD”) zoning model predicts as a source zone is approached.  Overall, near-surface Upper Manto mineralization appears higher in silver and lead than deeper Pegaso Zone mineralization which is richer in zinc, copper and gold.  The combined vertical metals and alteration zoning and broadening of mineralization is typical in CRD systems worldwide and strongly indicates that the source intrusion is being approached.  The overall strength and style of mineralization and alteration further indicate that this source zone may be very large.  The strongest mineralization has been found within the overlap zone between the fault slices that host the shallow Jose Manto and the Bridge Zone, suggesting that this structurally complex zone acted as a major conduit for mineralizing fluids and perhaps intrusive emplacement. The degree of mineralization seen so far indicates that the source intrusion could be surrounded by very large-scale mineralization (see press release of May 17, 2012).

Because of the expense of drilling at these depths, MAG has contracted for the execution of an orientation 2 and 3 Dimensional Seismic survey to determine if the system can be better defined in this area before further deep drilling is undertaken.  This work is scheduled to commence early in the first quarter of 2013.  Definition and exploration drilling will resume immediately thereafter pending completion of the seismic survey and permit renewal. As of May, 2012, exploration drilling permits require a “Soil Use Change Permit,” reflecting conversion of land from agricultural to industrial use.  These permits incorporate surface access permissions, verification of mining concession title, and compliance with environmental norms.  The Company is in the process assembling the information required in order to submit the application; final permit approval is expected in the first quarter of 2013.

Quality Assurance and Control – Cinco de Mayo: The Company has in place a quality control program to ensure best practices in sampling and analysis. Samples were collected by employees of consulting firm Minera Cascabel S.A. de C.V. on behalf of MAG Silver Corp. The diamond drill core samples are shipped directly in security sealed bags to ALS-Chemex Laboratories preparation facilities in Hermosillo, Sonora or Chihuahua City (Certification ISO 9001). Sample pulps are shipped from there to ALS-Chemex Laboratories in North Vancouver, Canada for analysis. All samples were assayed for gold by standard fire assay-ICP finish with a 50 gram charge. Gold values in excess of 3.00 g/t were re-analyzed by fire assay with gravimetric finish for greater accuracy. Silver, zinc, copper and lead values in excess of 100 ppm, 1%, 1% and 1% respectively are also repeated by fire assay and atomic absorption analysis.

Pozo Seco Molybdenum-Gold Zone – Mineral Resource Estimate

In late 2009 the Company announced the discovery of a new zone of high grade molybdenum and gold mineralization named “Pozo Seco” in the western part of the Cinco de Mayo project area, and in 2010 the Company released an independently prepared first Mineral Resource estimate for the Pozo Seco deposit based on drill results available to July 12, 2010.  Since that time, the Company has worked with three different respected metallurgical laboratories in order to find the best technical solution and associated flow sheet for recovering both oxidized molybdenum and free-milling gold from the Pozo Seco resource.

Metallurgical test work to date indicates that recoveries of both molybdenum and gold are sufficient to warrant the commencement of a PEA, and MAG has engaged Roscoe Postle Associates Inc. (“RPA”) and Samuel Engineering to carry out a Preliminary Economic Assessment which is expected to be completed in the fourth quarter of 2012.

Pozo Seco’s molybdenum mineralization is comparable in style to molybdenum-bearing mineralization that occurs in the proximal parts of several of the largest Mexican CRD systems, but is many times more extensive than the largest known occurrence in the San Martin-Sabinas skarn-CRD system in Zacatecas.  Further, Pozo Seco style gold-bearing silicified limestone breccias (jasperoids) are also common in Mexican CRD systems, but again the Pozo Seco gold mineralized jasperoid is substantially larger than the largest known occurrence in the Santa Eulalia CRD-skarn system in central Chihuahua.  This is taken as additional evidence that a very large scale CRD system exists at Cinco de Mayo.

MAG SILVER CORP.

Management’s Discussion & Analysis
For the three and nine months ended September 30, 2012

Lagartos Properties

The Company owns a combined 135,000 hectare land package along the Fresnillo Silver Trend, a large regional structural zone that hosts the Guanajuato, Zacatecas and Fresnillo epithermal silver-gold vein districts.  The package has two major claim groups: Lagartos NW and Lagartos SE. The Lagartos SE claims surround the Zacatecas Silver District, where a series of six major vein swarms have produced over a billion ounces of silver since 1546.  Lagartos NW covers the immediate northwestern projection of the geology and structure of the Fresnillo Mining District into a broad alluvial valley punctuated by volcanic outcrops showing high-level alteration styles and mercury showings virtually identical to those that led to the Juanicipio discovery.

During the three and nine months ended September 30, 2012, the Company expended $436,319 and $1,017,618, respectively, in exploration and evaluation on the combined Lagartos properties (2011: $418,074 and $753,620 respectively), primarily on the Lagartos SE claims in the first quarter of the year where drilling on the ‘LAG V’ claim totaled 619 metres in one hole testing the El Orito Structure.  More holes will be required to investigate the structure at depth, and further drilling is contemplated for 2013. Field mapping and sampling was initiated during the third quarter on the Lagartos V claim, near the town of Sombrerete, Zacatacas within Lagartos NW.  Sample results are pending.

Mojina

The Mojina Property is located in northern Chihuahua State 5 kilometres from the town of Ricardo Flores Magon and 40 kilometres south of the Company’s Cinco de Mayo property. Mojina is easily accessed from a paved highway and unpaved roads and tracks. Mojina lies along the main strand of the Mexican CRD Belt along the same structure and in the same stratigraphic section as Cinco de Mayo. A small former mine is located on the property which reported limited but high grade past production, estimated at 125,000 tonnes grading 80-330 g/t (2.3 - 10 opt) silver, 2-4 g/t gold and 8-10% lead from oxidized manto ores between 1954 and 1972.

On March 30, 2010, the Company entered into an option agreement to earn a 100% interest in the Mojina Property, subject to a 2.5% net smelter returns royalty, half of which can be purchased at any time for $1,250,000.  Under the terms of the agreement, the Company paid $35,000 upon signing the agreement and an additional $65,000 in 2010, an additional $61,181 in 2011, and an additional $81,131 in January 2012.  To earn its 100% interest, the Company is required to make additional scheduled cash payments totaling C$805,000 through 2015, and incur cumulative qualifying exploration expenditures totaling $2,500,000 over five years to 2015, including expenditures of $800,000 by March 31, 2013.  To September 30, 2012, the Company had incurred $1,423,338 in exploration and evaluation costs, including $1,115,087 in qualifying expenditures under the agreement.

On June 25, 2010, the Company acquired by concession an additional claim adjacent to the optioned claims.

During the three and nine months ended September 30, 2012, the Company expended $21,088 and $405,504 respectively, in exploration and evaluation costs on the Mojina Property (2011: $69,535 and $237,983 respectively) where drilling in the first quarter of the year totaled approximately 892 metres in 2 holes testing a large scale magnetic high and further trace the felsic dyke contact. Neither of the holes encountered significant mineralization. Further geophysical and geological work is contemplated for 2013.

Esperanza Joint Venture

During the year ended December 31, 2010, the Company entered into an option agreement with Canasil Resources Inc. (“Canasil”) to earn  a 60% interest in certain mineral claims constituting the Esperanza Property, a silver-zinc-lead project covering 17,009 hectares, located 100 km SE of the city of Durango on the border between Durango and Zacatecas States. Pursuant to the agreement, the Company paid $47,315 upon signing the agreement in 2010, $102,070 in 2011, and a further $152,565 in 2012.  To earn its 60% interest in the property, the Company must make an additional cash payment of C$200,000 prior to September 1, 2013 and incur cumulative exploration expenditures of C$5,000,000 in stages to September 1, 2014. To September 30, 2012, the Company had incurred $1,885,788 in exploration and evaluation costs.

MAG SILVER CORP.

Management’s Discussion & Analysis
For the three and nine months ended September 30, 2012

The Esperanza property hosts epithermal quartz breccia veins with silver, lead and zinc mineralization manifested by argentiferous galena, silver sulfosalts and sphalerite. There has been a history of past mining activity at Esperanza with direct shipments of reportedly high grade ore to local mills and smelters. The mine was last active in 1970, and was reportedly mined on three levels, using a main access shaft down to a depth of approximately 90 metres. There are a number of surface pits and dumps with ore and waste left over from past mining operations around the vein and mine area.

In the three and nine months ended September 30, 2012, exploration expenditures on the property totaled $226,207 and $889,143 respectively (2011: $180,283 and $417,826 respectively).

The wide intercepts of quartz vein and breccia intercepted in the early drilling at Esperanza appeared to reflect a NW-plunging mineralized zone, supporting the premise that the structure may host significant mineralization over favorable widths.  Lateral offsets of these holes were undertaken in early 2012 with 8 holes, two of which were lost.   No significant vein intercepts were made and geologic interpretation indicates that the drilled segment of the Esperanza Vein lies in an uplifted fault block bounded by NE-SW faults on either end.  Drilling beyond the fault block did not encounter the vein where projected, so work is underway to determine direction and magnitude of offset on the faults to determine where to target the vein in drilling later this year.  It is likely that if vein is found in the downthrown blocks it will be encountered at a high, silver-rich level with respect to typical epithermal vein zoning.

Current effort on the Esperanza Joint Venture has shifted to the Fatima, Alamitos and San Pascual veins, which straddle the Zacatecas and Durango State borders, and have never been drilled.  Soil Use Change Permits were initiated in June, 2012 and obtained in October 2012.  On receipt of permits in early October, MAG began mobilizing crews to prepare for the start of the Phase 2 drill program, focused on these three virgin veins. The current planned program includes up to 3,500 metres of diamond drilling to test three silver-lead-zinc veins in the northwest of the project area.

The Don Fippi (Batopilas) Property

The 100%-owned Batopilas project covers 4,800 hectares in the historic Batopilas Silver District in southwestern Chihuahua.  Previous work in 2010 included mapping and sampling along a new road being built across the property by the State of Chihuahua.  Construction of the road was suspended during the 2011 rainy season and MAG is working with contacts in the state government to get the road work restarted.  Until the road is advanced, MAG cannot move forward on drilling the high-quality targets that remain in this high priority area.

The Company expended $42,688 (2011: $49,032) in exploration costs at Batopilas during the nine months ended September 30, 2012.  The 2012 exploration expenditures relate primarily to property maintenance and holding costs.

Other Properties

The Company’s remaining properties consist of the Nuevo Mundo claims, the Guigui claim options and the Lorena claims.

Nuevo Mundo

The Nuevo Mundo Property abuts the eastern side of Goldcorp’s “Camino Rojo” property in northern Zacatecas State.  According to public records, Camino Rojo is reported to contain a 2.3 million ounce gold resource.  Although Camino Rojo was largely a blind discovery, it is known to have a strong and characteristic Induced Polarization signature.  Options for this property are currently under review by the Company.

The Company spent $108,815 in exploration costs at Nuevo Mundo during the period ended September 30, 2012 (2011: $196,473), relating primarily to property maintenance costs.

MAG SILVER CORP.

Management’s Discussion & Analysis
For the three and nine months ended September 30, 2012

Guigui

The Guigui project is a 4,500-hectare property in the Santa Eulalia Mining District, home to the world’s largest CRD camp.  Strong aerial magnetic anomalies remain to be drilled. The Company incurred $49,484 in exploration and holding costs on Guigui during the nine months ended September 30, 2012 (2011: $49,453).

Lorena

The Lorena property is located just north of the Guanajuato Silver Mining District within the Fresnillo Silver Trend and was identified from field work as a Juanicipio look-alike and staked in early 2008. No recent drilling or field work has been carried out and the claim group was reduced during 2010.  One drill target has been identified, but surface access needs to be resolved first.  Negotiations to access the principal drill target from a different direction are in process.

The Company expended $96,681 in exploration and holding costs at La Lorena during the nine months ended September 30, 2012 (2011: $87,569).

OUTLOOK

The Company continues to explore its properties in Mexico and intends to grow its independent project portfolio through successful exploration and acquisitions.  The Company’s working capital position remains strong and the Company continues to execute its business plan prudently.  The Company reviews and assesses the carrying amount of its exploration and evaluation assets and of its investment in associates for impairment when facts or circumstances suggest that the carrying amount is not recoverable.  Assessing the recoverability of these amounts requires considerable professional technical judgment, and is made with reference to the timing of exploration work, work programs proposed, exploration results achieved by the Company and by others in the related area of interest, and an assessment of the likely results to be achieved from performance of further exploration.  Based on its analysis, and on current and expected metals prices and cost structures, management has determined that the values of the Company’s exploration and evaluation assets and of its investment in associates, have not been impaired at this time. However, should current market conditions deteriorate and commodity prices decline for a prolonged period of time, an impairment of mineral properties may be required.

MAG has drilled over 58,000 metres in 2012 on five separate projects, including the Juanicipio Joint Venture and Cinco de Mayo project areas.

Minera Juanicipio Outlook

The Technical Committee and Board of Directors of Minera Juanicipio, comprised of representatives from both Fresnillo and the Company meet several times per year to discuss the business of Minera Juanicipio and to review and approve plans for the exploration and development of the Juanicipio property.  With the completion of the AMC Study which recommended the advancement of the project (see Results of Operations, Juancipio Property above), MAG and Fresnillo now have a framework on which the joint venture Technical Committee can build upon for the continued advancement of the Juanicipio Project.

The Technical Committee met in late July to discuss the AMC Study recommendations and the next steps in the development of the Juanicipio property. Various joint recommendations were made by the Technical Committee, based on which, an 18 month mine permitting and underground development budget of $25 million was approved by the board of directors of Minera Juanicipio.  This Juanicipio predevelopment budget is estimated at $10.0 million for 2012 with the remaining $15 million for 2013.  The original 2012 exploration budget of $8.5 million remains in effect, bringing the Joint Venture total 2012 obligation to $18.5 million for which MAG’s 44% share totals $8.14 million (of which $2.42 million has already been funded by MAG). The Company has the resources to fulfill its share of this initial 2012-2013 predevelopment budget (see Liquidity and Capital Resources below).

The 2013 underground development plan includes the first 2,500 metres of ramp development and is projected to cost $11.9 million with another $2.3 million dedicated to further drilling, plus $1.2 million for reporting, general and other administrative expenses.  MAG’s 44% share of the 2013 predevelopment budget is $6.6 million. The Minera Juancipio 2013 exploration budget will be determined in the fourth quarter.

MAG SILVER CORP.

Management’s Discussion & Analysis
For the three and nine months ended September 30, 2012

Cinco de Mayo Outlook

As the current year drill results have continued to demonstrate continuity of massive sulphide mineralization in the ‘Bridge Zone’ along the Jose Manto-Cinco Ridge corridor, and with the recent announcement of an initial resource estimate, the Company is currently negotiating the terms of reference for a PEA on the Upper Manto.  In addition, metallurgical test work on the Pozo Seco zone has indicated that recoveries of both molybdenum and gold are sufficient to warrant a PEA, and MAG has engaged RPA and Samuel Engineering to carry out an independent PEA on Pozo Seco which will be completed in the fourth quarter of 2012.

OUTSTANDING SHARE DATA

The Company’s authorized capital consists of an unlimited number of common shares without par value.  As at November 13, 2012, the following common shares and stock options were outstanding:

	Number of	Exercise Price	Remaining
	Shares	(Canadian$ / option)	Life (months/years)
Capital Stock	60,013,835	n/a	n/a
Stock Options	3,973,717	C$5.32 to C$12.91	3 months to 5 years
Fully Diluted	63,987,552	n/a	n/a

LIQUIDITY AND CAPITAL RESOURCES

As at September 30, 2012, the Company had 59,773,982 common shares issued and outstanding (September 30, 2011: 55,667,139).

As at September 30, 2012, the Company had working capital of $43,685,026 (compared to $29,785,446 at September 30, 2011), including cash on hand of $44,081,885 (compared to $28,977,983 at September 30, 2011).

On September 5, 2012, the Company closed a brokered private placement for 3,526,210 common shares of the Company at a price of C$9.40 per share for gross proceeds of $33,451,321. The Company paid a 5.25% commission of $1,756,194 to the underwriters on this placement, and legal and filing costs totaling an additional $369,196.  The common shares issued are subject to a four month hold period. The Company intends to use the net proceeds from the offering ($31,325,931) to fund its share of the recently approved permitting and underground development program for Juanicipio (see Outlook above), for the advancement of Cinco de Mayo including continued exploration and the generation of a PEA in 2013, for exploration of its other properties, and for  general corporate purposes.

During the three months ended September 30, 2012, 564,548 stock options were exercised for cash proceeds of $3,813,917 (2011:  247,253 stock options were exercised for cash proceeds of $1,156,361).  During the nine months ended September 30, 2012, 575,048 stock options were exercised for cash proceeds of $3,869,617 (2011: 505,525 stock options were exercised for cash proceeds of $1,978,173), and an additional 20,000 stock options were exercised under a cashless exercise provision of the plan, whereby the Company paid $13,735 in employee withholding taxes and issued 5,585 shares in settlement of the stock options (September 30, 2011 – nil).  In addition, subsequent to September 30, 2012, the Company issued 239,853 common shares pursuant to the exercise of stock options between C$5.32 and C$10.01 per share for aggregate proceeds of C$1,518,230.

In the three and nine months ended September 30, 2012 and 2011 there were no shares issued for mineral properties.

Accounts receivable at September 30, 2012 totaled $1,123,544 (2011: $2,218,162) and was comprised primarily of value added taxes repayable to the Company by the Government of Mexico. Current liabilities at September 30, 2012 amounted to $2,145,298 (2011: $2,069,740) and are attributable primarily to accrued exploration (drilling) and legal expenses.

MAG SILVER CORP.

Management’s Discussion & Analysis
For the three and nine months ended September 30, 2012

The primary use of cash during the three and nine months ended September 30, 2012 was for exploration and evaluation expenditures totaling $4,691,045 and $10,481,860 respectively (September 30, 2011: $2,027,446 and $6,344,784 respectively).  The Company also expended on its own account and through advances to Minera Juanicipio $824,936 and $3,203,074 respectively in the three and nine months ended September 30, 2012 (September 30, 2011: 813,203 and $1,813,216 respectively) on the Juanicipio property. The Company makes cash deposits to Minera Juanicipio from time to time as cash called by operator Fresnillo. The Company’s primary source of capital has been from the sale of equity.

The Company currently has sufficient working capital ($43 million at present) to maintain all of its properties and currently planned programs through 2013. However, the Company will require additional capital in the future to meet its project related expenditures, including its cash calls on the Juanicipio project.  It is unlikely that the Company will generate sufficient operating cash flow to meet all of its future expenditure requirements. Future liquidity will therefore depend upon the Company’s ability to arrange additional debt or equity financing, as the Company relies on equity financings to fund its exploration and development, and its corporate activities. While the Company has been successful in securing financings in the past, given the Company has incurred losses from inception and does not have any operating cash flow, there can be no assurance that additional capital or financing will be available if needed or that, if available, the terms of such financings will be favourable to the Company.

Contractual Obligations

The following table discloses the contractual obligations of the Company (as at the date of this MD&A) for optional mineral property acquisition payments, optional exploration work and committed lease obligations for office rent and equipment. Based on exploration results, the Company will select at its discretion, only certain properties to complete option and purchase arrangements on.

					More than 5
Option Payments Expenditures	Total	Less than 1 year	1-3 Years	3-5 Years	years
Mojina Property Option (1)	$818,766	$147,480	$671,286	$-	$-
Cinco De Mayo (2)	156,032	16,032	90,000	50,000	-
Esperanza Property (3)	203,420	203,420	-	-	-
Subtotal - Option Payments	$1,178,218	$366,932	$761,286	$50,000	$-

Option Payments -Exploration &
Evaluation
Mojina Property Option (1)	1,384,913	-	1,384,913	-	-
Esperanza Property (3)	3,347,276	1,567,351	1,779,925	-	-
Subtotal - Exploration & Evaluation	$4,732,189	$1,567,351	$3,164,838	$-	$-

Option Payments and Exploration
Expenditures - Total	$5,910,407	$1,934,283	$3,926,124	$50,000	-
Office Lease	343,657	164,764	178,893	-	-
Total Obligations	$6,254,064	$2,099,046	$4,105,017	$50,000	$-

(1)	Mojina Property option consists of $1,384,913 in further exploration commitments and $818,766 in property option payments.

 (2)           Cinco De Mayo property option payments of $156,032 on auxiliary claims acquired in 2010.

(3)	Esperanza Property option consists of $3,347,276 in further exploration commitments and $203,420 in property option payments.

MAG SILVER CORP.

Management’s Discussion & Analysis
For the three and nine months ended September 30, 2012

Other contractual obligations include a 2.5% net smelter returns royalty under the terms of an agreement dated February 26, 2004, whereby the Company acquired a 100% interest in the Cinco de Mayo property, and a 4.5% net smelter returns royalty on the interest in the Don Fippi mining concessions located in the Batopilas, and a 2.5% net smelter returns royalty under the terms an agreement dated March 30, 2010, whereby the Company entered into an option agreement to earn a 100% interest in the Mojina Property.

The Company makes cash deposits to Minera Juanicipio from time to time as cash called by operator Fresnillo. The scale and scope of the Juanicipio project will require development capital in the years ahead exceeding the Company’s on hand cash resources.  It is unlikely that the Company will generate sufficient operating cash flow to meet these ongoing obligations in the foreseeable future. Accordingly the Company will need to raise additional capital by issuance of equity in the future.

Other Items

The Company is unaware of any undisclosed liabilities or legal actions against the Company and the Company has no legal actions or cause against any third party at this time.

The Company is unaware of any condition of default under any debt, regulatory, exchange related or other contractual obligation.

ADDITIONAL DISCLOSURE

Trend Information

Other than the Company’s obligations under its property option agreements and the Minera Juanicipio joint venture (see “Contractual Obligations” above), there are no demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Company's liquidity either increasing or decreasing at present or in the foreseeable future.  The nature of the Company’s business is demanding of capital for property acquisition costs, exploration commitments and holding costs. The Company’s liquidity is affected by the results of its own acquisition, exploration and development activities. The acquisition or discovery of an economic mineral deposit on one of its mineral properties may have a favourable effect on the Company’s liquidity, and conversely, the failure to acquire or find one may have a negative effect. The Company will require sufficient capital in the future to meet its acquisition payments and other obligations under property option agreements for those properties it considers worthy to incur continued holding and exploration costs upon (see Liquidity and Capital Resources above).

RISKS AND UNCERTAINTIES

The Company’s securities should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in the Company’s Canadian and U.S. regulatory filings prior to making an investment in the Company, including the risk factors discussed under the heading “Risk Factors” in the Company’s most recent Annual Information Form (“AIF”) dated March 30, 2012 available on SEDAR at www.sedar.com and www.sec.gov.

The volatile global economic environment has created market uncertainty and volatility in recent years.  The Company remains financially strong and will monitor the risks and opportunities of the current environment carefully.  These macro-economic events have in the past, and may again, negatively affect the mining and minerals sectors in general.  The Company will consider its business plans and options carefully going forward.

In the normal course of business, the Company enters into transactions for the purchase of supplies and services denominated in Canadian dollars, US dollars or Mexican Pesos. The Company also has cash and certain liabilities denominated in Canadian dollars and Mexican Pesos.  As a result, the Company is subject to foreign exchange risk from fluctuations in foreign exchange rates (see Note 10(c) in the unaudited condensed interim consolidated financial statements of the Company as at September 30, 2012).

MAG SILVER CORP.

Management’s Discussion & Analysis
For the three and nine months ended September 30, 2012

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Related Party Transactions

The Company does not have offices or direct personnel in Mexico, but rather is party to a Field Services Agreement, whereby it has contracted administrative and exploration services in Mexico with MINERA CASCABEL S.A. de C.V. (“Cascabel”) and IMDEX Inc. (“IMDEX”).  These companies have a common director with the Company, however, all transactions are incurred in the normal course of business, and are measured at the exchange amount which was the consideration established and agreed to by the noted parties, and represents a fair market value for services rendered.  A significant portion of the expenditures which are incurred on the Company’s behalf, are charged to Company on a “cost + 10%” basis typical of industry standards.

During the three and nine months ended September 30, 2012, the Company accrued or paid Cascabel and IMDEX consulting, administration and travel fees totaling $79,858 and $242,760 respectively (September 30, 2011: $56,587 and $235,863 respectively) and exploration reimbursements and costs totaling $850,571 and $1,879,871 respectively (September 30, 2011: $645,501 and $1,898,445 respectively) under the Field Services Agreement. Included in trade and other payables at September 30, 2012 is $557,317 related to these services (September 30, 2011: $437,561).

The Company is obligated to a 2.5% net smelter returns royalty to Cascabel under the terms of an option agreement dated February 26, 2004, whereby the Company acquired a 100% interest in the Cinco de Mayo property from Cascabel.

Any amounts due to related parties arising from the above transactions are unsecured, non-interest bearing and are due upon receipt of invoices.

The immediate parent and ultimate controlling party of the consolidated group is MAG Silver Corp. (incorporated in British Columbia, Canada).

The details of the Company’s subsidiaries and ownership interests are as follows:

Significant subsidiaries of the Company are as follows:

			MAG' effective interest
Name	Country of Incorporation	Principal Activity	2012 (%)	2011 (%)
Minera Los Lagartos, S.A. de C.V.	Mexico	Exploration	100%	100%
Minera Pozo Seco S.A. de C.V.	Mexico	Exploration	100%	100%
Minera Sierra Vieja S.A. de C.V.	Mexico	Exploration	100%	100%

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note.

Minera Juanicipio, S.A. de C.V. (“Minera Juanicipio”), created for the purpose of holding and operating the Juanicipio Property, is held 56% by Fresnillo Plc (“Fresnillo”) and 44% by the Company.  Minera Juanicipio is currently governed by a shareholders agreement.  All costs relating to the project and Minera Juanicipio are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in Minera Juanicipio (see Note 6).

Compensation of Key Management Personnel including Directors

MAG SILVER CORP.

Management’s Discussion & Analysis
For the three and nine months ended September 30, 2012

During the period, compensation of key management personnel was as follows:

	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011
Salaries and other short term
employee benefits	$260,574	$370,883	$681,255	$851,097
Share based payments	1,183,553	1,410,668	1,867,159	2,118,343
	$1,444,127	$1,781,552	$2,548,413	$2,969,440

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and consists of its Directors, the Chief Executive Officer, the Chief Financial Officer and the Vice President of Operations.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with International Financial Reporting Standards(“IFRS”) as issued by the International Accounting Standards Board (“IASB”), requires Management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Management has identified (i) mineral property acquisition and exploration deferred costs (ii) provision for reclamation and closure, (iii) deferred income tax provision and (iv) share based payments as the main estimates for the following discussion. Please refer to Note 2 of the Company’s unaudited condensed interim consolidated financial statements of the Company as at September 30, 2012 for a description of all of the significant accounting policies.

Under IFRS, the Company defers all costs relating to the acquisition and exploration of its mineral properties (“exploration and evaluation” assets). Any revenues received from such properties are credited against the costs of the property. When commercial production commences on any of the Company’s properties, any previously capitalized costs would be charged to operations using a unit-of-production method. The Company reviews when events or changes in circumstances indicate the carrying values of its properties to assess their recoverability and when the carrying value of a property exceeds the estimated net recoverable amount, provision is made for impairment in value.  IFRS also allows the reversal of impairments if conditions that gave rise to those impairments no longer exist.

The existence of uncertainties during the exploration stage and the lack of definitive empirical evidence with respect to the feasibility of successful commercial development of any exploration property do create measurement uncertainty concerning the estimate of the amount of impairment to the value of any mineral property. The Company relies on its own or independent estimates of further geological prospects of a particular property and also considers the likely proceeds from a sale or assignment of the rights before determining whether or not impairment in value has occurred.

Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements, however changes in regulatory requirements and new information may result in revisions to estimates. The Company recognizes the fair value of liabilities for reclamation and closure costs in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset.

The deferred income tax provision is based on the liability method. Deferred taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. The Company records only those deferred tax assets that it believes will be probable, that sufficient future taxable profit will be available to recover those assets.

MAG SILVER CORP.

Management’s Discussion & Analysis
For the three and nine months ended September 30, 2012

Under IFRS 2 - Share-based Payments, stock options are accounted for by the fair value method of accounting.  Under this method, the Company is required to recognize a charge to the statement of loss based on an option-pricing model based on certain assumptions including dividends to be paid, historical volatility of the Company’s share price, an annual risk free interest rate, forfeiter rates, and expected lives of the options.

CHANGES IN ACCOUNTING POLICIES

The condensed interim consolidated financial statements for the nine months ended September 30, 2012 are prepared under International Accounting Standard (“IAS”) 34 Interim Financial Reporting, in accordance with IFRS as issued by the IASB.  They do not include all of the information required for full annual IFRS financial statements and therefore should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2011.

The accounting policies set out in the condensed interim consolidated financial statements for the nine months ended September 30, 2012 have been applied consistently to all periods presented herein, and with the exception of the change in presentation currency effective January 1, 2012, have not changed from the Company’s first interim IFRS condensed consolidated financial statements for the quarter ended March 31, 2011 and the Company’s accounting policies as disclosed in Note 2 to the audited consolidated financial statements for the year ended December 31, 2011. The accounting policies have been applied consistently by the Company and its subsidiaries.

Functional currency and change in presentation currency

The functional currency of parent company, MAG, is the Canadian dollar (“C$”) and the functional currency of its Mexican subsidiaries and investment in associate is the United States dollar (“US$”). Each entity in the Company determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency.

Effective January 1, 2012, the Company changed its presentation currency from the C$ to the US$. The change in presentation currency is to better reflect the Company’s business activities and to improve investors’ ability to compare the Company’s financial results with other publicly traded businesses in the mining industry.  In making this change to the US$ presentation currency, the Company followed the guidance in IAS 21 The Effects of Changes in Foreign Exchange Rates and have applied the change retrospectively as if the new presentation currency had always been the Company’s presentation currency. In accordance with IAS 21, the financial statements for all years and periods presented have been translated to the new presentation currency as follows:

•	All assets and liabilities have been translated from their functional currency into the new presentation currency using the closing current exchange rate at the date of each balance sheet;

•	Income and expenses for each statement of comprehensive loss presented have been retranslated at average exchange rates prevailing during each reporting period;

•	Equity balances have been retrospectively translated at historical rates prevailing during the period incurred; and

•	All resulting exchange differences have been recognized in other comprehensive income and accumulated as a separate component of equity (cumulative translation adjustment).

RECENT ACCOUNTING PRONOUNCEMENTS

The Company has reviewed new accounting pronouncements that have been issued but are not yet effective. These include:

IAS 1, Presentation of Financial Statements, retains current IAS 1 presentation standards, but requires disclosure of Other Comprehensive Income (Loss) items distinguishing between those that are recycled to profit and loss and those that are not recycled. Retrospective application is required, and the standard is effective for annual periods beginning on or after July 1, 2012, with early application permitted.

MAG SILVER CORP.

Management’s Discussion & Analysis
For the three and nine months ended September 30, 2012

The Company will be required to adopt IFRS 9 Financial Instruments, which replaces the current standard, IAS 39 Financial Instruments: Recognition and Measurement. The new standard replaces the current classification and measurement criteria for financial assets and liabilities with only two classification categories: amortized cost and fair value, and is effective for annual periods beginning on or after January 1, 2015, with early application permitted.

IFRS 10 Consolidated Financial Statements establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This standard (i) requires a parent entity (an entity that controls one or more other entities) to present consolidated financial statements; (ii) defines the principle of control, and establishes control as the basis for consolidation; (iii) sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee; and (iv) sets out the accounting requirements for the preparation of consolidated financial statements.  IFRS 10 supersedes IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation—Special Purpose Entities and is effective for annual periods beginning on or after January 1, 2013, with early application permitted.

IFRS 11 Joint Arrangements establishes the core principle that a party to a joint arrangement determines the type of joint arrangement in which it is involved by assessing its rights and obligations and accounts for those rights and obligations in accordance with that type of joint arrangement. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted.

IFRS 12 Disclosure of Involvement with Other Entities requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted.

IFRS 13 Fair Value Measurement defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except for: share-based payment transactions within the scope of IFRS 2 Share-based Payment; leasing transactions within the scope of IAS 17 Leases; measurements that have some similarities to fair value but that are not fair value, such as net realizable value in IAS 2 Inventories or value in use in IAS 36 Impairment of Assets. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted.

IAS 27 Consolidated and Separate Financial Statements, as amended in May 2011, provides guidance on the accounting and disclosure requirements for subsidiaries, jointly controlled entities, and associates in separate, or unconsolidated, financial statements. It will have no impact on consolidated financial statements and is effective for annual periods beginning on or after January 1, 2013, with early application permitted.

IAS 28 Investments in Associates as amended in May 2011, provides detailed guidance on the application of the equity method to associates, subsidiaries and joint ventures (previously excluded from this standard),  and is effective for annual periods beginning on or after January 1, 2013, with early application permitted.

IFRS 10, 11, and 12 and IAS 27 and 28 must be adopted concurrently. The Company has not early adopted any of these standards and is currently evaluating the impact, if any, that these standards might have on its consolidated financial statements.

MAG SILVER CORP.

Management’s Discussion & Analysis
For the three and nine months ended September 30, 2012

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in the reports that it is required to file or submit under applicable securities laws is recorded, processed, summarized and reported in the manner specified by such laws. The Chief Executive Officer and the Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company’s disclosure controls and procedures through inquiry, review, and testing, as well as by drawing upon their own relevant experience.  The Company retained an independent third party specialist in each of the past three years to assist in the assessment of its disclosure controls and procedures.  The Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective as at September 30, 2012. There were no material changes in the design and operation of disclosure controls and procedures in the period ended September 30, 2012.

Internal Control Over Financial Reporting

The Company also maintains a system of internal controls over financial reporting, as defined by National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings in order to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable and in accordance with International Financial Reporting Standards.  The Company retains an independent third party specialist annually to assist in the assessment of its internal control procedures.  The Board of Directors approves the financial statements and ensures that management discharges its financial responsibilities. The Board’s review is accomplished principally through the audit committee, which is composed of independent non-executive directors. The audit committee meets periodically with management and auditors to review financial reporting and control matters. The Board of Directors has also appointed a compensation committee composed of non-executive directors whose recommendations are followed with regard to executive compensation. From time to time the board may also form special sub-committees, which must investigate and report to the Board on specific topics.

The Chief Executive Officer and Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company’s internal control over financial reporting and have concluded that the Company’s internal control over financial reporting is effective.  There have been no changes in internal controls over financial reporting during the period ended September 30, 2012 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

SUBSEQUENT EVENTS

Subsequent to September 30, 2012:

a)	The Company issued 239,853 common shares pursuant to the exercise of stock options between C$5.32 and C$10.01 per share for aggregate proceeds of C$1,518,230;

b)
The Company granted 300,000 stock options under the Company’s Plan to two new directors, exercisable at C$12.19 per share, with a term of five years, and vesting 100,000 immediately, 100,000 after 12 months and 100,000 after 24 months from the date of grant; and,

c)	425,000 stock options with an exercise price of C$14.15 expired unexercised.